                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2



                               DiaSys Corporation
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                   25283810-7
                                 (CUSIP Number)


                                February 7, 2000
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(c)




                         (Continued on following pages)
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                                                                    Page 2 of 17



1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BH Capital Investments, L.P.

        None

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:     Ontario, Canada

                          5.     SOLE VOTING POWER

                                 None.

        NUMBER OF         6.     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               123,762 shares
        OWNED BY
          EACH            7.     SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH               None.

                          8.     SHARED DISPOSITIVE POWER

                                 123,762 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         123,762 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES          [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                            4.1%

12.      TYPE OF REPORTING PERSON

                            PN
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                                                                    Page 3 of 17



1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        H.B. and Co., Inc.

        None

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:     Ontario, Canada

                          5.     SOLE VOTING POWER

                                 None.

        NUMBER OF         6.     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               123,762 shares
        OWNED BY
          EACH            7.     SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH               None.

                          8.     SHARED DISPOSITIVE POWER

                                 123,762 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         123,762 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES          [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                            4.1%

12.      TYPE OF REPORTING PERSON

                            CO
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                                                                    Page 4 of 17



1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Henry Brachfeld

        None

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:     United States

                          5.     SOLE VOTING POWER

                                 None.

        NUMBER OF         6.     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               123,762 shares
        OWNED BY
          EACH            7.     SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH               None.

                          8.     SHARED DISPOSITIVE POWER

                                 123,762 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         123,762 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES          [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                            4.1%

12.      TYPE OF REPORTING PERSON

                            IN
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                                                                    Page 5 of 17



1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Excalibur Limited Partnership

        None

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:     Ontario, Canada

                          5.     SOLE VOTING POWER

                                 None.

        NUMBER OF         6.     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               123,762 shares
        OWNED BY
          EACH            7.     SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH               None.

                          8.     SHARED DISPOSITIVE POWER

                                 123,762 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         123,762 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES          [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                            4.1%

12.      TYPE OF REPORTING PERSON

                            PN
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                                                                    Page 6 of 17



1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Excalibur Capital Management, Inc.

        None

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:     Ontario, Canada

                          5.     SOLE VOTING POWER

                                 None.

        NUMBER OF         6.     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               123,762 shares
        OWNED BY
          EACH            7.     SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH               None.

                          8.     SHARED DISPOSITIVE POWER

                                 123,762 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         123,762 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES          [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                            4.1%

12.      TYPE OF REPORTING PERSON

                            CO
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                                                                    Page 7 of 17



1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William S. Hechter

        None

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:     Ontario, Canada

                          5.     SOLE VOTING POWER

                                 None.

        NUMBER OF         6.     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               123,762 shares
        OWNED BY
          EACH            7.     SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH               None.

                          8.     SHARED DISPOSITIVE POWER

                                 123,762 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         123,762 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES          [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                            4.1%

12.      TYPE OF REPORTING PERSON

                            IN
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                                                                    Page 8 of 17



1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lilian Brachfeld

        None

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]

                                                                         (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:     Ontario, Canada

                          5.     SOLE VOTING POWER

                                 None.

        NUMBER OF         6.     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               None.
        OWNED BY
          EACH            7.     SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH               None.

                          8.     SHARED DISPOSITIVE POWER

                                 None.

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         None.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES             [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                            0%

12.      TYPE OF REPORTING PERSON

                            IN
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                                                                    Page 9 of 17


ITEM 1(a).          NAME OF ISSUER.


                    DiaSys Corporation (the "Issuer")


ITEM 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.


                    49 Leavenworth Street
                    Waterbury, Connecticut 06702

ITEM 2(a).          NAMES OF PERSONS FILING.


                    BH Capital Investments, L.P. ("BHCI")
                    H.B. and Co., Inc. ("HBCI")
                    Henry Brachfeld ("Mr. Brachfeld")
                    Excalibur Limited Partnership ("ELP")
                    Excalibur Capital Management, Inc. ("ECMI")
                    William S. Hechter ("Mr. Hechter")
                    Lilian Brachfeld ("Mrs. Brachfeld")

ITEM 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.


                    The address of the principal business office of BHCI, HBCI, Mr. Brachfeld and Mrs. Brachfeld is:

                    175 Bloor Street East
                    South Tower, 7th Floor
                    Toronto, Ontario M4W 3R8
                    Canada

                    The address of the principal business office of ELP, ECMI and Mr. Hechter is:

                    33 Prince Arthur Avenue
                    Toronto, Ontario M5R 1B2
                    Canada
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                                                                   Page 10 of 17


ITEM 2(c).          CITIZENSHIP.


                    BHCI is an Ontario, Canada limited partnership HBCI is an Ontario, Canada corporation
                    Mr. Brachfeld is a citizen of the United States ELP is an Ontario, Canada limited partnership
                    ECMI is an Ontario, Canada corporation
                    Mr. Hechter is a citizen of Canada
                    Mrs. Brachfeld is a citizen of Canada

ITEM 2(d).          TITLE OF CLASS OF SECURITIES.


                    Common Stock,  $.001 par value per share


ITEM 2(e).          CUSIP NUMBER.


                    25283810-7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:


                    Not applicable. This statement is filed pursuant to Rule 13d-1(c)


ITEM 4.             OWNERSHIP.


               (a) Amount beneficially owned by reporting persons as of February 7, 2000: Each reporting person, except Mrs. Brachfeld (see subsection (d) below), beneficially owns 123,762 shares (1)(2).

               (b) Percent of Class: Each reporting person, except Mrs. Brachfeld (see subsection (d) below), holds 4.1% (based on 3,023,890 shares of common stock of the Issuer outstanding, determined from the Issuer's Form 10-QSB for the quarterly period ended December 31, 1999 (2).

               (c)  Number of shares as to which such persons have:
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                                                                   Page 11 of 17

                    (i) Sole power to direct the vote: None of the reporting persons has the sole power to direct the vote.

                    (ii) Shared power to vote or to direct the vote: Each
                         reporting person, except Mrs. Brachfeld (see subsection
                         (d) below), has the shared power to vote or direct the vote of 123,762 shares (1)(2).

                   (iii) Sole power to dispose or direct the disposition of the
                         Common Stock: None of the reporting persons has the sole power to dispose or direct the disposition of the securities of the Issuer.

                    (iv) Shared power to dispose or direct the disposition of:
                         Each reporting person, except Mrs. Brachfeld (see subsection (d) below), has the shared power to dispose or direct the disposition of 123,762 shares (1)(2).

               (d) Mrs. Brachfeld is the sole stockholder of HBCI and the wife of Mr. Brachfeld. By reason of such status, Mrs. Brachfeld maybe deemed to beneficially own the shares of common stock of the Issuer beneficially owned by HBCI and Mr. Brachfeld. Mrs. Brachfeld disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended.

          Notes: (1) Includes (i) 11,881 shares which are issuable upon the exercise of immediately exercisable warrants held by BHCI, (ii) 50,000 shares which are issuable upon conversion of 500 shares of Series A Convertible Preferred Stock owned by BHCI, (iii) 11,881 shares which are issuable upon the exercise of immediately exercisable warrants held by ELP, and (vi) 50,000 shares which are issuable upon conversion of 500 shares of issuer's Series A Convertible Preferred Stock owned by ELP.

               (2) Number of Shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock based upon a conversion price of $10.00 per share. Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the "Certificate of Designations") of the Issuer, the owners of the shares of Series A Convertible Preferred Stock may convert such shares at the lowest of (i) $10.00 per share, (ii) the average of the closing bid prices of the Issuer's Common Stock for the five trading days preceding the date the Series A Convertible Preferred Stock was issued (the "Market Price at Closing"), or (iii) the average of the closing bid prices of the Issuer's Common Stock for the two lowest days in the fifteen trading days preceding conversion (the "Current Market Price"). Since the closing bid price of the Issuer's Common Stock and the Market Price at Closing as of the date of this report is over $10.00, the applicable conversion price is $10.00. If the Current Market Price of the Issuer's Common Stock were less than $7.84 per share, the owners of the Series A Convertible Preferred Stock would be deemed to beneficially own 5% or more of the Issuer's Common Stock. The Certificate of Designations prohibits an owner of Series A Convertible Preferred Stock from converting its Series A Convertible Preferred Stock if after giving effect to such conversion, such owner would be deemed to beneficially own more than 9.99% of the Issuer's outstanding Common Stock.

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.


                    Not applicable.


ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON.


                    Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


                    Not applicable.



ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.


                    Not applicable.


ITEM 9.             NOTICE OF DISSOLUTION OF GROUP.


                    Not applicable.


ITEM 10.            CERTIFICATION.


                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

EXHIBITS:           A. Joint Filing Agreement, dated February 18, 2000, among
                    BHCI, HBCI, Mr. Brachfeld, ELP, ECMI, Mr. Hechter and Mrs.
                    Brachfeld.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 18, 2000




                                              /s/ BH Capital Investments, L.P.
                                                   By: H.B. and Co., Inc.
                                                     By: Henry Brachfeld
                                                         ---------------
                                                          President



                                          February 18, 2000



                                                  /s/ H.B. and Co., Inc.
                                                    By: Henry Brachfeld
                                                        ---------------
                                                         President


                                          February 18, 2000




                                                   /s/ Henry Brachfeld
                                                       ---------------
                                                     Henry Brachfeld



                                          February 18, 2000




                                             /s/ Excalibur Limited Partnership
                                          By: Excalibur Capital Management, Inc.
                                                      General Partner
                                                  By: William S. Hechter
                                                      ------------------
                                                      William Hechter
                                                         Director